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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: FLAGSHIP TAX EXEMPT FUNDS TRUST

3.   Securities and Exchange Commission File No.: 811-4263

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application           [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     333 WEST WACKER DRIVE, CHICAGO, IL 60606

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     DAVID A. STURMS, VEDDER, PRICE, KAUFMAN & KAMMHOLZ, 222 NORTH LASALLE STREET, SUITE 2600, CHICAGO, ILLINOIS 60601-1003; (312/609-7589)


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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NUVEEN ADVISORY CORP., 333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606,
     ATTENTION: GIFFORD R. ZIMMERMAN, ASSISTANT SECRETARY; (312/917-7700)

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end          [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     FLAGSHIP FINANCIAL INC., ONE DAYTON CENTRE, ONE SOUTH MAIN ST., DAYTON, OH 45402

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     FLAGSHIP FUNDS, INC., ONE DAYTON CENTRE, ONE SOUTH MAIN ST., DAYTON, OH
     45402

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13.  If the fund is a unit investment trust ("UIT") provide:

     NOT APPLICABLE

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes                  [X] No

     If Yes, for each UIT state:

          Name(s):

          File No.:  811-___________

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes           [ ] No

          If Yes, state the date on which the board vote took place:

          ON JULY 15, 1996, THE BOARD OF TRUSTEES OF APPLICANT APPROVED A PLAN OF REORGANIZATION.

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes           [ ] No

          If Yes, state the date on which the shareholder vote took place:

          ON DECEMBER 20, 1996 (AFTER THE ADJOURNMENT OF THE SHAREHOLDER MEETING SCHEDULED FOR DECEMBER 12, 1996), THE SHAREHOLDERS OF THE FLAGSHIP FUNDS EXCEPT FOR FLAGSHIP ALL-AMERICAN TAX EXEMPT FUND, FLAGSHIP INTERMEDIATE TAX EXEMPT FUND, FLAGSHIP LIMITED TERM TAX EXEMPT FUND, FLAGSHIP ALABAMA DOUBLE TAX EXEMPT FUND, FLAGSHIP GEORGIA DOUBLE TAX EXEMPT FUND, FLAGSHIP KANSAS TRIPLE TAX EXEMPT FUND, FLAGSHIP NEW MEXICO DOUBLE TAX EXEMPT FUND, APPROVED THE REORGANIZATION.

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          ON JANUARY 10, 1997 (AFTER THE ADJOURNMENT OF THE SHAREHOLDER MEETING
          SCHEDULED FOR DECEMBER 12, 1996 AND AS CONTINUED ON DECEMBER 20,
          1996), THE SHAREHOLDERS OF THE FOLLOWING FUNDS APPROVED THE
          REORGANIZATION:

               FLAGSHIP ALL-AMERICAN TAX EXEMPT FUND
               FLAGSHIP INTERMEDIATE TAX EXEMPT FUND
               FLAGSHIP LIMITED TERM TAX EXEMPT FUND
               FLAGSHIP ALABAMA DOUBLE TAX EXEMPT FUND
               FLAGSHIP GEORGIA DOUBLE TAX EXEMPT FUND
               FLAGSHIP KANSAS TRIPLE TAX EXEMPT FUND
               FLAGSHIP NEW MEXICO DOUBLE TAX EXEMPT FUND

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes           [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

          [ ] Yes      [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [ ] Yes      [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ] Yes      [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ] Yes           [ ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

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18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes           [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes           [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes           [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes                 [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes           [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

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22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)     Legal expenses:

                  FLAGSHIP ARIZONA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP FLORIDA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP MICHIGAN TRIPLE TAX EXEMPT FUND
                  FLAGSHIP NEW JERSEY DOUBLE TAX EXEMPT FUND
                  FLAGSHIP NEW YORK TAX EXEMPT FUND
                  FLAGSHIP OHIO DOUBLE TAX EXEMPT FUND
                  FLAGSHIP PENNSYLVANIA TRIPLE TAX EXEMPT FUND
                  FLAGSHIP VIRGINIA DOUBLE TAX EXEMPT FUND

                         TOTAL = $44,000.00

                  FLAGSHIP ALABAMA DOUBLE TAX EXEMPT FUND - $525.00

                  FLAGSHIP COLORADO DOUBLE TAX EXEMPT FUND - $4,444.00

                  FLAGSHIP CONNECTICUT DOUBLE TAX EXEMPT FUND - $30,055.00

                  FLAGSHIP FLORIDA INTERMEDIATE TAX EXEMPT FUND - $1,627.00

                  FLAGSHIP GEORGIA DOUBLE TAX EXEMPT FUND - $16,799.00

                  FLAGSHIP KANSAS TRIPLE TAX EXEMPT FUND - $13,231.00

                  FLAGSHIP KENTUCKY LIMITED TERM MUNICIPAL BOND FUND - $1,233.00

                  FLAGSHIP KENTUCKY TRIPLE TAX EXEMPT FUND - $62,896.00

                  FLAGSHIP LOUISIANA DOUBLE TAX EXEMPT FUND - $11,191.00

                  FLAGSHIP MISSOURI DOUBLE TAX EXEMPT FUND - $31,736.00

                  FLAGSHIP NEW JERSEY INTERMEDIATE TAX EXEMPT FUND - $1,001.00

                  FLAGSHIP NEW MEXICO DOUBLE TAX EXEMPT FUND - $7,065.00

                  FLAGSHIP NORTH CAROLINA DOUBLE TAX EXEMPT FUND - $26,488.00

                  FLAGSHIP SOUTH CAROLINA DOUBLE TAX EXEMPT FUND - $1,582.00

                  FLAGSHIP TENNESSEE DOUBLE TAX EXEMPT FUND - $37,720.00

                  FLAGSHIP WISCONSIN DOUBLE TAX EXEMPT FUND - $1,899.00

                  FLAGSHIP ALL-AMERICAN TAX EXEMPT FUND - 37,601.00

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                  FLAGSHIP INTERMEDIATE TAX EXEMPT FUND - $6,406.00

                  FLAGSHIP LIMITED TERM TAX EXEMPT FUND - $66,500.00

          (ii)    Accounting expenses:

                  FLAGSHIP ARIZONA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP FLORIDA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP MICHIGAN TRIPLE TAX EXEMPT FUND
                  FLAGSHIP NEW JERSEY DOUBLE TAX EXEMPT FUND
                  FLAGSHIP NEW YORK TAX EXEMPT FUND
                  FLAGSHIP OHIO DOUBLE TAX EXEMPT FUND
                  FLAGSHIP PENNSYLVANIA TRIPLE TAX EXEMPT FUND
                  FLAGSHIP VIRGINIA DOUBLE TAX EXEMPT FUND

                         TOTAL = $2,000.00

                  FLAGSHIP ALABAMA DOUBLE TAX EXEMPT FUND - $29.00

                  FLAGSHIP COLORADO DOUBLE TAX EXEMPT FUND - $247.00

                  FLAGSHIP CONNECTICUT DOUBLE TAX EXEMPT FUND - $1,670.00

                  FLAGSHIP FLORIDA INTERMEDIATE TAX EXEMPT FUND - $90.00

                  FLAGSHIP GEORGIA DOUBLE TAX EXEMPT FUND - $933.00

                  FLAGSHIP KANSAS TRIPLE TAX EXEMPT FUND - $735.00

                  FLAGSHIP KENTUCKY LIMITED TERM MUNICIPAL BOND FUND - $69.00

                  FLAGSHIP KENTUCKY TRIPLE TAX EXEMPT FUND - $3,494.00

                  FLAGSHIP LOUISIANA DOUBLE TAX EXEMPT FUND - $622.00

                  FLAGSHIP MISSOURI DOUBLE TAX EXEMPT FUND - $1,763.00

                  FLAGSHIP NEW JERSEY INTERMEDIATE TAX EXEMPT FUND - $56.00

                  FLAGSHIP NEW MEXICO DOUBLE TAX EXEMPT FUND - $392.00

                  FLAGSHIP NORTH CAROLINA DOUBLE TAX EXEMPT FUND - $1,472.00

                  FLAGSHIP SOUTH CAROLINA DOUBLE TAX EXEMPT FUND - $88.00

                  FLAGSHIP TENNESSEE DOUBLE TAX EXEMPT FUND - $2,096.00

                  FLAGSHIP WISCONSIN DOUBLE TAX EXEMPT FUND - $106.00

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                  FLAGSHIP ALL-AMERICAN TAX EXEMPT FUND - $2,089.00

                  FLAGSHIP INTERMEDIATE TAX EXEMPT FUND - $356.00

                  FLAGSHIP LIMITED TERM TAX EXEMPT FUND - $3,694.00

          (iii)   Other expenses (list and identify separately):

                  FLAGSHIP ARIZONA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP FLORIDA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP MICHIGAN TRIPLE TAX EXEMPT FUND
                  FLAGSHIP NEW JERSEY DOUBLE TAX EXEMPT FUND
                  FLAGSHIP NEW YORK TAX EXEMPT FUND
                  FLAGSHIP OHIO DOUBLE TAX EXEMPT FUND
                  FLAGSHIP PENNSYLVANIA TRIPLE TAX EXEMPT FUND
                  FLAGSHIP VIRGINIA DOUBLE TAX EXEMPT FUND

                         TOTAL = $221,000.00

                  FLAGSHIP ALABAMA DOUBLE TAX EXEMPT FUND - $809.00

                  FLAGSHIP COLORADO DOUBLE TAX EXEMPT FUND - $6,852.00

                  FLAGSHIP CONNECTICUT DOUBLE TAX EXEMPT FUND - $46,335.00

                  FLAGSHIP FLORIDA INTERMEDIATE TAX EXEMPT FUND - $2,509.00

                  FLAGSHIP GEORGIA DOUBLE TAX EXEMPT FUND - $25,898.00

                  FLAGSHIP KANSAS TRIPLE TAX EXEMPT FUND - $20,397.00

                  FLAGSHIP KENTUCKY LIMITED TERM MUNICIPAL BOND FUND - $1,902.00

                  FLAGSHIP KENTUCKY TRIPLE TAX EXEMPT FUND - $96,965.00

                  FLAGSHIP LOUISIANA DOUBLE TAX EXEMPT FUND - $17,253.00

                  FLAGSHIP MISSOURI DOUBLE TAX EXEMPT FUND - $48,927.00

                  FLAGSHIP NEW JERSEY INTERMEDIATE TAX EXEMPT FUND - $1,544.00

                  FLAGSHIP NEW MEXICO DOUBLE TAX EXEMPT FUND - $10,891.00

                  FLAGSHIP NORTH CAROLINA DOUBLE TAX EXEMPT FUND - $40,835.00

                  FLAGSHIP SOUTH CAROLINA DOUBLE TAX EXEMPT FUND - $2,439.00

                  FLAGSHIP TENNESSEE DOUBLE TAX EXEMPT FUND - $58,152.00

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                  FLAGSHIP WISCONSIN DOUBLE TAX EXEMPT FUND - $2,928.00

                  FLAGSHIP ALL-AMERICAN TAX EXEMPT FUND - $57,968.00

                  FLAGSHIP INTERMEDIATE TAX EXEMPT FUND - $9,876.00

                  FLAGSHIP LIMITED TERM TAX EXEMPT FUND - $102,520.00

          (iv)    Total expenses (sum of lines (i)-(iii) above):

                  FLAGSHIP ARIZONA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP FLORIDA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP MICHIGAN TRIPLE TAX EXEMPT FUND
                  FLAGSHIP NEW JERSEY DOUBLE TAX EXEMPT FUND
                  FLAGSHIP NEW YORK TAX EXEMPT FUND
                  FLAGSHIP OHIO DOUBLE TAX EXEMPT FUND
                  FLAGSHIP PENNSYLVANIA TRIPLE TAX EXEMPT FUND
                  FLAGSHIP VIRGINIA DOUBLE TAX EXEMPT FUND

                         TOTAL = $267,000.00

                  FLAGSHIP ALABAMA DOUBLE TAX EXEMPT FUND - $1,363.00

                  FLAGSHIP COLORADO DOUBLE TAX EXEMPT FUND - $11,543.00

                  FLAGSHIP CONNECTICUT DOUBLE TAX EXEMPT FUND - $78,060.00

                  FLAGSHIP FLORIDA INTERMEDIATE TAX EXEMPT FUND - $4,226.00

                  FLAGSHIP GEORGIA DOUBLE TAX EXEMPT FUND - $43,630.00

                  FLAGSHIP KANSAS TRIPLE TAX EXEMPT FUND - $34,363.00

                  FLAGSHIP KENTUCKY LIMITED TERM MUNICIPAL BOND FUND - $3,204.00

                  FLAGSHIP KENTUCKY TRIPLE TAX EXEMPT FUND - $163,355.00

                  FLAGSHIP LOUISIANA DOUBLE TAX EXEMPT FUND - $29,066.00

                  FLAGSHIP MISSOURI DOUBLE TAX EXEMPT FUND - $82,426.00

                  FLAGSHIP NEW JERSEY INTERMEDIATE TAX EXEMPT FUND - $2,601.00

                  FLAGSHIP NEW MEXICO DOUBLE TAX EXEMPT FUND - $18,348.00

                  FLAGSHIP NORTH CAROLINA DOUBLE TAX EXEMPT FUND - $68,795.00

                  FLAGSHIP SOUTH CAROLINA DOUBLE TAX EXEMPT FUND - $4,109.00

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                  FLAGSHIP TENNESSEE DOUBLE TAX EXEMPT FUND - $97,968.00

                  FLAGSHIP WISCONSIN DOUBLE TAX EXEMPT FUND - $4,933.00

                  FLAGSHIP ALL-AMERICAN TAX EXEMPT FUND - $97,658.00

                  FLAGSHIP INTERMEDIATE TAX EXEMPT FUND - $16,638.00

                  FLAGSHIP LIMITED TERM TAX EXEMPT FUND - $172,714.00

     (b)  How were those expenses allocated?

          FLAGSHIP FINANCIAL INC. AND NUVEEN ADVISORY CORP. BORE THE EXPENSES ASSOCIATED WITH THE FOLLOWING REORGANIZATIONS AS WELL AS THOSE INVOLVING THE NUVEEN FUNDS:

                  FLAGSHIP ARIZONA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP FLORIDA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP MICHIGAN TRIPLE TAX EXEMPT FUND
                  FLAGSHIP NEW JERSEY DOUBLE TAX EXEMPT FUND
                  FLAGSHIP NEW YORK TAX EXEMPT FUND
                  FLAGSHIP OHIO DOUBLE TAX EXEMPT FUND
                  FLAGSHIP PENNSYLVANIA TRIPLE TAX EXEMPT FUND
                  FLAGSHIP VIRGINIA DOUBLE TAX EXEMPT FUND

          FOR THE FOLLOWING FUNDS, THE EXPENSES ASSOCIATED WITH THE REORGANIZATION WERE ALLOCATED ENTIRELY TO THESE FUNDS SINCE THE TRANSACTION DID NOT ENTAIL A COMBINATION OF FUNDS, BUT RATHER WAS A "CHANGE OF DOMICILE" REORGANIZATION:

                  FLAGSHIP ALABAMA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP COLORADO DOUBLE TAX EXEMPT FUND
                  FLAGSHIP CONNECTICUT DOUBLE TAX EXEMPT FUND
                  FLAGSHIP FLORIDA INTERMEDIATE TAX EXEMPT FUND FLAGSHIP GEORGIA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP KANSAS TRIPLE TAX EXEMPT FUND
                  FLAGSHIP KENTUCKY LIMITED TERM MUNICIPAL BOND FUND FLAGSHIP KENTUCKY TRIPLE TAX EXEMPT FUND
                  FLAGSHIP LOUISIANA DOUBLE TAX EXEMPT FUND
                  FLAGSHIP MISSOURI DOUBLE TAX EXEMPT FUND
                  FLAGSHIP NEW JERSEY INTERMEDIATE TAX EXEMPT FUND FLAGSHIP NEW MEXICO DOUBLE TAX EXEMPT FUND FLAGSHIP NORTH CAROLINA DOUBLE TAX EXEMPT FUND FLAGSHIP SOUTH CAROLINA DOUBLE TAX EXEMPT FUND FLAGSHIP TENNESSEE DOUBLE TAX EXEMPT FUND
                  FLAGSHIP WISCONSIN DOUBLE TAX EXEMPT FUND
                  FLAGSHIP ALL-AMERICAN TAX EXEMPT FUND
                  FLAGSHIP INTERMEDIATE TAX EXEMPT FUND
                  FLAGSHIP LIMITED TERM TAX EXEMPT FUND

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     (c)  Who paid those expenses?

          SEE QUESTION 22(b) ABOVE.

     (d)  How did the fund pay for unamortized expenses (if any)?

          NONE OF THE FUNDS PAID FOR ANY UNAMORTIZED ORGANIZATION EXPENSES.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes                  [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes                  [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes                  [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

          FLAGSHIP ARIZONA DOUBLE TAX EXEMPT FUND, FLAGSHIP COLORADO DOUBLE TAX EXEMPT FUND, FLAGSHIP FLORIDA DOUBLE TAX EXEMPT FUND, FLAGSHIP FLORIDA INTERMEDIATE TAX EXEMPT FUND, FLAGSHIP NEW MEXICO DOUBLE TAX EXEMPT FUND, FLAGSHIP PENNSYLVANIA TRIPLE TAX EXEMPT FUND AND FLAGSHIP VIRGINIA DOUBLE TAX EXEMPT FUND, SERIES OF THE APPLICANT, WERE REORGANIZED INTO SERIES OF NUVEEN FLAGSHIP MULTISTATE TRUST I.

          FLAGSHIP CONNECTICUT DOUBLE TAX EXEMPT FUND, FLAGSHIP NEW JERSEY DOUBLE TAX EXEMPT FUND, FLAGSHIP NEW JERSEY INTERMEDIATE TAX EXEMPT FUND AND FLAGSHIP NEW YORK TAX EXEMPT FUND, SERIES OF THE APPLICANT, WERE REORGANIZED INTO SERIES OF NUVEEN FLAGSHIP MULTISTATE TRUST II.

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          FLAGSHIP ALABAMA DOUBLE TAX EXEMPT FUND, FLAGSHIP GEORGIA DOUBLE TAX
          EXEMPT FUND, FLAGSHIP LOUISIANA DOUBLE TAX EXEMPT FUND, FLAGSHIP NORTH CAROLINA DOUBLE TAX EXEMPT FUND, FLAGSHIP SOUTH CAROLINA DOUBLE TAX EXEMPT FUND AND FLAGSHIP TENNESSEE DOUBLE TAX EXEMPT FUND, SERIES OF THE APPLICANT, WERE REORGANIZED INTO SERIES OF NUVEEN FLAGSHIP MULTISTATE TRUST III.

          FLAGSHIP KANSAS TRIPLE TAX EXEMPT FUND, FLAGSHIP KENTUCKY LIMITED TERM MUNICIPAL BOND FUND, FLAGSHIP KENTUCKY TRIPLE TAX EXEMPT FUND, FLAGSHIP MICHIGAN TRIPLE TAX EXEMPT FUND, FLAGSHIP MISSOURI DOUBLE TAX EXEMPT FUND, FLAGSHIP OHIO DOUBLE TAX EXEMPT FUND AND FLAGSHIP WISCONSIN DOUBLE TAX EXEMPT FUND, SERIES OF THE APPLICANT, WERE REORGANIZED INTO SERIES OF NUVEEN FLAGSHIP MULTISTATE TRUST IV.

          FLAGSHIP ALL-AMERICAN TAX EXEMPT FUND, FLAGSHIP INTERMEDIATE TAX EXEMPT FUND AND FLAGSHIP LIMITED TERM TAX EXEMPT FUND, SERIES OF THE APPLICANT, WERE REORGANIZED INTO SERIES OF NUVEEN FLAGSHIP MUNICIPAL TRUST.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          NUVEEN FLAGSHIP MULTISTATE TRUST I, FILE NO.: 811-07747 NUVEEN FLAGSHIP MULTISTATE TRUST II, FILE NO.: 811-07755 NUVEEN FLAGSHIP MULTISTATE TRUST III, FILE NO.: 811-07943 NUVEEN FLAGSHIP MULTISTATE TRUST IV, FILE NO.: 811-07751 NUVEEN FLAGSHIP MUNICIPAL TRUST, FILE NO.: 811-07873

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          FILE NO. 811-04263, FORM TYPE DEF 14A, FILED NOVEMBER 6, 1996.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Flagship Tax Exempt Funds Trust, (ii) he is the President of Flagship Tax Exempt Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.




                                             /s/ GIFFORD R. ZIMMERMAN
                                             -----------------------------------
                                             Gifford R. Zimmerman




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